PLATFORMS WIRELESS INTERNATIONAL CORPORATION
                       1660 Hotel Circle, North, Suite 330
                           San Diego, California 92108
                            Telephone:  (619) 528-1000
                             Facsimile: (619) 275-5222




May 29, 2002


Barry Summer
Assistant Director, Telecom Group
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  In the Matter of Platforms Wireless International Corporation

Dear Mr. Summer:

In confirmation of our discussion this afternoon:

Company Name: Platforms Wireless International Corporation

Document: Form 10-SB

Date Filed: May 9, 2002

Action Requested: Withdrawal of Form 10-SB

Please withdraw the above reference document.

Thank you for your courtesy and cooperation

Sincerely,


/s/  Donald G. Gravalec
Donald G. Gravalec
General Counsel